Exhibit 1

UNAUDITED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR
THE THREE MONTHS ENDED ON 31/03/2006

					Rs. in Million
S.NO	Particulars	Q 4 UNAUDITED 2005-06	Q 4 UNAUDITED 2004-05	Cumulative for the Year ended 31-03-2006	Year ended 31.3.2005 Audited

1.	Income from Services
	Basic Services	12,887.20	14,678.81	46,884.05	53,049.81
	Cellular	1,565.65	899.38	5,610.27	2,874.04
	Unallocable	-	-	-	-
	Total	14,452.85	15,578.19	52,494.32	55,923.85

	Less: Inter Unit Income	-	-	-	-

	Net Income From Services	14,452.85	15,578.19	52,494.32	55,923.85

2.	Segment result before interest/
	and Tax
	Basic Services	(1,029.85)	2,449.15	1,515.30	9,469.79
	Cellular	523.71	379.23	1,713.96	1,172.73
	Unallocable	2,272.19	1,215.75	4,427.10	1,872.28
	Total	1,766.05	4,044.13	7,656.36	12,514.80

	Less: Interest	28.65	88.29	249.97	358.12

	Less: Prior period Items				94.47

	Profit before tax	1,737.40	3,955.84	7,406.39	12,062.21

	Less: Provision for Tax	334.69	723.22	1,619.64	2,672.41

	Profit after tax	1,402.71	3,232.62	5,786.75	9,389.80

Annexure-A

MAHANAGAR TELEPHONE NIGAM LIMITED
(A Govt.of India Enterprise)
UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 31.03.2006

					(Rs in Million)
Sl.No.	Particulars	Q 4 2005-06 (Unaudited)	Q4 2004-05 (Unaudited)	Cumulative for the year ended 31-03-2006 (Unaudited)	Year Ended 31.3.2005 (Audited)
1	2	3	4	5	6

1	Net Income from Services	14,452.85	15,578.19	52,494.32	55,923.85
2	Other Income	1,492.30	997.97	5,361.45	4,917.18
	Total Income	15,945.15	16,576.16	57,855.77	60,841.03

3. a	Staff Cost	3,176.04	4,252.38	17,365.93	18,358.90
b.	Revenue Sharing	5,676.43	2,705.80	12,320.19	9,278.54
c.	Licence Fee	955.36	1,389.55	4,471.17	4,971.63
d.	Admn./Operative Expenditure	2,715.92	2,641.57	9,665.05	9,837.10
	Total operative /other Exp	12,523.75	10,989.30	43,822.34	42,446.17
4	EBITDA	3,421.40	5,586.86	14,033.43	18,394.86
5	Depreciation	1,655.35	1,542.74	6,377.07	5,880.07
6	Interest	28.65	88.29	249.97	358.12
7	Profit Before Tax	1,737.40	3,955.83	7,406.39	12,156.67
8. a.	Provision for Taxation	782.97	425.75	2,518.00	2,566.90
b.	Provision for Deffered tax	(448.28)	297.48	(898.36)	105.51
9	Profit After Tax	1,402.71	3,232.62	5,786.75	9,484.26
10	Prior period adjustments	-	-	-	94.47
11	Net Profit	1,402.71	3,232.62	5,786.75	9,389.79

12	Paid up equity share capital
	Face value of Rs.10/-each.				6,300.00
13	Reserves Excluding
	Revaluation Reserve				103,138.25
14	EPS
	Basic/Diluted (in Rs.)	2.23	5.13	9.19	14.90
15	Aggregate of non-promoter
	shareholding:-
a.	Number of shares				275,627,260
b.	Percentage of shareholding				43.75%

Notes:

1	The above results have been taken on record by the Board of Directors in their meeting held on 25-04-2006.
2	Previous period/year figures have been regrouped/ rearranged wherever necessary
3	Revenue Sharing in this quarter includes an amount of Rs. 4101.2 Million payable to BSNL for the period from 1.10.2000 to 31.03.2005 for which no provision was made.
4	The status of investor complaints received and disposed off during this quarter ended on 31.03.2006 is as under:

(Nos.)
Complaints pending at the beginning of the quarter	9
Complaints received during this quarter	445
Disposal of Complaints	380
Complaints lying unresolved at the end of the quarter	74#
(# The same have been settled as on date)

Place: New Delhi	For and on behalf of the Board
Date : 25.04.2006

(R.S.P.Sinha)
Chairman & Managing Director